Exhibit (a)(1)(B)
FORM OF EMAIL ANNOUNCEMENT REGARDING COMMENCEMENT OF OFFER

To:	[EMAIL ADDRESS]

From:	elemons@forrester.com

Date:	November 19, 2007

Subject:	Action Required: Urgent Information Regarding Your Stock Options
     This email contains important information about your stock options.
     As a result of a thorough investigation of Forrester’s historical stock option grant practices, we have determined that the grant dates for accounting purposes of certain of your options differ from the option’s original recorded grant dates. These options are listed in the Addendum described below and linked to this e-mail.
     The affected options have an exercise price that is less than the price of Forrester stock on the date we determined was the grant date for accounting purposes. Unless remedial action is taken to increase the exercise price, we believe these options will be subject to adverse tax consequences under Section 409A of the Internal Revenue Code. These tax consequences may include income tax payable at vesting, an additional 20% federal tax and interest charges and, possibly, substantial related state tax penalties.
     Forrester is offering you, through a “Tender Offer”, the opportunity to fix this problem either by increasing the exercise price per share or, if the exercise price is greater than the closing stock price on the first business day following the expiration of the Tender Offer, by replacing your option with a new option at the same exercise price. If the adjusted price exceeds the original exercise price, to compensate you for the price increase, Forrester will give you a cash payment equal to (i) 105% of the amount by which the new adjusted exercise price exceeds the old exercise price times (ii) the number of shares of Forrester’s common stock covered by the option. Details regarding the amendment of these options and the timing and calculation of the cash payments are in the Tender Offer document described below and linked to this email.
     The Tender Offer is officially launching today, November 19, 2007, and will remain open until December 17, 2007 at Midnight Eastern Time (unless we extend it). The specifics of the program are described in detail in the Offer to Amend or Replace Eligible Options that we filed with the Securities and Exchange Commission today. A copy of that document is available on GoForr at the following hyperlink: http://goforr.forrester.com/sites/TO/Responses/forms/template.xsn. Also available on GoForr is part of a prospectus relating to each of the Amended and Restated Forrester Research, Inc. 1996 Equity Incentive Plan and the Forrester Research, Inc. 2006 Equity Incentive Plan covering securities that have been registered under the Securities Act of 1933, as amended. You may obtain a printed copy of these documents by contacting Elizabeth Lemons at elemons@forrester.com. Please read the Offer to Amend or Replace Eligible Options and the associated exhibits very carefully.
     By participating in this offer, you can avoid the adverse tax consequences of Section 409A.
HOW TO PARTICIPATE IN THE OFFER:
1.	Use your Forrester corporate active directory login username and password (i.e. the credentials you use to log-in to your computer) to log-in to the following GoForr page: http://goforr.forrester.com/sites/TO/Responses/forms/template.xsn

2.	Properly complete and submit the election agreement via GoForr by Midnight Eastern Time, on December 17, 2007 (by selecting the “Accept Offer” box on the appropriate GoForr page containing your stock option information after you have read the election agreement terms and conditions).
     The election agreement on GoForr has two parts. The first part is an Addendum/options history with your personalized stock option information (which includes a list of your options that may be amended in this offer, the grant date of each of those options, the amended option exercise price of each of those options (if amended or replaced), the amount of any cash payments to which you would be entitled and other relevant information). This is the GoForr page on which you can submit your acceptance of the offer. The second part includes the terms and conditions of the election agreement.
     Your acceptance of the offer must be received electronically by Forrester via GoForr no later than Midnight, Eastern Time, on December 17, 2007.
     We recommend that you discuss the personal tax consequences of this offer with your financial, legal and/or tax advisors before deciding whether or not to participate in this offer.
     If you have any questions, please email Elizabeth Lemons at elemons@forrester.com.